FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

**FILED AS PUBLIC INFORMATION PURSUANT
TO RULE 17a-5(d) UNDER THE SECURITIES
EXCHANGE ACT OF 1934**

FLI INVESTORS, LLC

INDEX

DECEMBER 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
FLI Investors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FLI Investors, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P. C.

We have served as FLI Investors, LLC's auditors since 2019.

New York, New York
January 30, 2026

360 MADISON AVENUE, 7TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSIADVISORS.COM

FLI INVESTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	125,226
Accounts receivable		56,688
Prepaid expenses		7,308
Total assets	$	189,222

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses	$	23,650
Accrued member distributions		16,986
Total liabilities		40,636
Members' equity		148,586
Total liabilities and members' equity	$	189,222

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

FLI Investors, LLC (the "Company") was organized on August 1, 1998, under Delaware state law. The Company is a financial services firm, rendering brokerage services as a broker/dealer. The Company is registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Brokers and Dealers*.

(b) Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $117,999 at December 31, 2025. The Company's cash is held at financial institutions which have Federal Deposit Insurance Corporation ("FDIC") coverage. The Company's cash held at FDIC insured financial institutions may, at times, exceed FDIC covered amounts. No losses have been incurred to date.

(d) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. Management estimates an allowance for credit losses, which represents the collectability of accounts receivable. This allowance adjusts gross accounts receivable downward to its estimated net realizable value. To determine the allowance for credit losses, management reviews specific customer risks and the Company's accounts receivable aging. Management considers accounts past due on a customer-by-customer basis. No allowance for credit losses was provided as of December 31, 2025, as management believed that there were no material, additional, probable losses at that date.

(continued)

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES </u>(continued)

   (e) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code ("IRC"). Under those provisions, the Company is not required to pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

The Company elected to pay New York State income taxes of $40,724 on behalf of its members during the year ended December 31, 2025.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statement.

   (f) Subsequent Events

The Company has evaluated subsequent events after December 31, 2025 through January 30, 2026, the date that the financial statement was considered available to be issued. During this period, there were no subsequent events requiring disclosure.

NOTE 3 - <u>RELATED PARTY TRANSACTIONS</u>

The Company earned management fees and insurance commissions from certain entities and individuals related to the Company by common ownership.

The Company has a cost-sharing agreement for rent, salaries, insurance and other general administrative expenses with an entity related through common ownership.

NOTE 4 - <u>MEMBERS' EQUITY</u>

The Company has authorized two classes of member interests, Class A and Class I non-voting member interests. The rights of the holders of each class of member interest are different. Each holder of Class I member interests is entitled to share in a percentage of the Company's gross revenue (the "Class I Revenue Share"). Each holder of Class A member interests is entitled to their pro-rata share of net income, after the Class I Revenue Share is subtracted.

(continued)

FLI INVESTORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 5 - <u>NET CAPITAL REQUIREMENT</u>

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2025, the Company had net capital of $84,590, which was $79,590 in excess of its required net capital. The Company's net capital ratio was .48 to 1 at December 31, 2025.

NOTE 6 - <u>INDEMNIFICATIONS</u>

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 7 - <u>RULE 15c3-3 EXEMPTION</u>

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c-3, and the Company may file an Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2025. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2025.